AMENDMENT

TO THE

AMENDED AND RESTATED

BY-LAWS

OF

THE Cushing MLP & Infrastructure Total Return Fund

This Amendment, dated as of April 3, 2023, to the Amended and Restated By-Laws (the “By-Laws”), dated as of November 20, 2014, is made and adopted pursuant to Article II, Section 2(h) of the Second Amended and Restated Agreement and Declaration of Trust of The Cushing MLP & Infrastructure Total Return Fund (the “Trust”), dated as of May 12, 2011, as from time to time amended.

The By-Laws are hereby amended to reflect that the name of the Trust shall be NXG Cushing Midstream Energy Fund.